FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


May 31, 2000


                           ST. LAURENT PAPERBOARD INC.
                 (Translation of registrant's name into English)


                 630 Rene-Levesque Boulevard, West, Suite 3000,
                            Montreal, Quebec H3B 5C7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F ...... Form 40-F ..X...

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)under the Securities Exchange Act of 1934.

                               Yes ..... No ...X..


                       INFORMATION FILED WITH THIS REPORT


The following document is filed as an Exhibit to this Report:

Exhibit I -- Press Release dated May 31, 2000, of St.  Laurent  Paperboard  Inc.
             announcing that Smurfit-Stone Completed the acquisition of St. Laurent Paperboard Inc.

On May 31, 2000 St.  Laurent  Paperboard  Inc.  publicly  issued a press release
announcing  that   Smurfit-Stone   Completed  the  acquisition  of  St.  Laurent
Paperboard Inc.

Exhibit I -- Press Release dated May 31, 2000, of St.  Laurent  Paperboard  Inc.
             announcing that Smurfit-Stone Completed the acquisition of St. Laurent Paperboard Inc.



                                 SIGNATURE

Pursuant  to  the  requirements  of  the Securities  Exchange Act of 1934,   the
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  May 31, 2000

                                     ST. LAURENT PAPERBOARD INC.
                                     (Registrant)


                                     By: /s/  Richard Garneau
                                         -------------------------------
                                          Name: Richard Garneau
                                          Title: Senior Vice President and
                                                  Chief Financial Officer
                                                  St. Laurent Paperboard Inc.

EXHIBIT I

Smurfit-Stone
[GRAPHIC OMITTED]

St. Laurent Paperboard INc.
[GRAPHIC OMITTED]


P R E S S    R E L E A S E
For Immediate Release

                   SMURFIT-STONE COMPLETES THE ACQUISITION OF
                           ST. LAURENT PAPERBOARD INC.

CHICAGO AND MONTREAL, May 31, 2000 - Smurfit-Stone Container Corporation ("Smurfit-Stone"), Chicago, Illinois, (NASDAQ: SSCC), today announced that it has completed the acquisition of St. Laurent Paperboard Inc. ("St.Laurent"), Montreal, Quebec, (TSE: SPI; NYSE: SLW).

St. Laurent shareholders will receive US$12.50 (CAN$18.72) in cash plus one-half share of Smurfit-Stone common stock for each St. Laurent share owned. To finance the transaction, Smurfit-Stone raised approximately US$625 million in new debt and issued on the closing date approximately 25 million new shares of common stock, increasing the number of fully diluted shares outstanding to approximately 250 million. Smurfit-Stone also refinanced about US$386 million of St.Laurent debt.

Smurfit-Stone, which was created by the November 1998 merger of Jefferson Smurfit Corporation and Stone Container Corporation, is the industry's leading manufacturer of paper and paperboard-based packaging, including containerboard, corrugated containers, industrial bags, and claycoated recycled boxboard; and is the world's largest paper recycler. In addition, Smurfit-Stone is a leading producer of solid bleached sulfate, folding cartons, paper tubes and cores, and labels. Net sales in 1999 were US$7.2 billion. With this acquisition, the company now employs approximately 40,000 and operates approximately 325 facilities in North America. The company has a production capacity of 7.5 million tons of containerboard and one million tons of other packaging grades.

                                      -30 -


FOR FURTHER INFORMATION:


Smurfit-Stone Container Corporation
Timothy McKenna (Investors)                    Tom Lange (US Media)
Vice President, Investor Relations and         (314) 746-1236
Communications
(312) 580-4637                                 Mylene Labrie (Canadian Media)
                                               (514) 864-5103


www.smurfit-stone.com